UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35298 / August 20, 2024

_____

In the Matter of   :
                                                                    :
                                                                    :
Overland Advantage   :
Overland Advisors, LLC   :
Centerbridge Partners, L.P.   :
Centerbridge Advisors IV, LLC   :
Centerbridge Advisors V, LLC   :
Centerbridge Credit Advisors, L.L.C.   :
Centerbridge Credit Funding Advisors, LLC   :
Centerbridge Flex Advisors, L.L.C.   :
Centerbridge Martello Advisors, L.L.C.   :
Centerbridge Partners Real Estate Advisors II, LLC   :
CB NC Co-Invest GP, L.P.   :
CB LDV GP, L.P.   :
Centerbridge Special Credit Advisors IV, L.L.C.   :
Overland Advantage Fund Advisor, LLC   :
CB LDV Co-Invest, L.P.   :
CB NC Co-Invest, L.P.   :
CCP Credit Acquisition Holdings, L.L.C.   :
CCP IV AIV I, L.P.   :
CCP IV AIV III, L.P.   :
Centerbridge Capital Partners IV, L.P.   :
Centerbridge Capital Partners IV (Cayman), L.P.   :
Centerbridge Capital Partners SBS IV (Cayman), L.P.   :
Centerbridge Capital Partners SBS IV, L.P.   :
Centerbridge Capital Partners V, L.P.   :
Centerbridge Credit CS, L.P.   :
Centerbridge Credit Funding 1, Ltd.   :
Centerbridge Credit Funding II, Ltd.   :
Centerbridge Credit Partners Master CapSol AIV, L.P.   :
Centerbridge Credit Partners Master, L.P.   :
Centerbridge Credit Partners Offshore, Ltd.   :
Centerbridge Credit Partners TE, L.P.   :
Centerbridge Credit Partners, L.P.   :
Centerbridge Flex Partners Cayman, L.P.   :
Centerbridge Flex Partners, L.P.   :
Centerbridge Flex Partners Master, L.P.   :
Centerbridge FP Co-Invest Master Fund, L.P.   :
Centerbridge FP Co-Invest Fund, L.P.   :

Centerbridge Partners Real Estate Fund II, L.P.   :
Centerbridge Partners Real Estate Fund SBS II, L.P.   :
Centerbridge Special Credit Partners IV – I Co-Invest, L.P.   :
Centerbridge Special Credit Partners IV Cayman, L.P.   :
Centerbridge Special Credit Partners IV Master CapSol AIV, L.P.   :
Centerbridge Special Credit Partners IV Master, L.P.   :
Centerbridge Special Credit Partners IV, L.P.   :
CPREF II AIV I, L.P.   :
CPREF II AIV II – A, L.P.   :
CPREF II AIV II – B, L.P.   :
CPREF II AIV III, L.P.   :
CPREF II AIV IV, L.P.   :
CPREF II Cayman, L.P.   :
Credit and SCIII General Partner, L.L.C.   :
CSCP IV CapSol AIV – A, L.P.   :
CSCP IV CapSol AIV – B, L.P.   :
Park Blue CLO 2022-I, Ltd.   :
Park Blue CLO 2022-II, Ltd.   :
Park Blue CLO 2023-III, Ltd.   :
Park Blue CLO 2023-IV, Ltd.   :
Overland Advantage Feeder Fund, L.P.   :
Overland Advantage SBS, L.P.   :
Overland Advisors Holdings, LLC   :
                                                                                                           :
375 Park Avenue   :
11th Floor   :
New York, NY 10152-0002   :
                                                                                                           :
(812-15515)   :
                                                                                                           :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Overland Advantage, *et al*. filed an application on October 16, 2023 and an amendment to the application on March 4, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On July 25, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35286). The notice gave interested persons an opportunity to request a hearing and

2

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Overland Advantage, *et al*. (File No. 812-15515) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.